INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 – 828 Harbourside Drive
North Vancouver, BC V7P 3R9
Tel. 604.904.8481 Fax. 604.904.9431
September 22, 2005

Securities and Exchange Commission	Via Facsimile: 202-772-9220
100 F Street, NE
Washington, DC 20549-7010
Attention: Jennifer Goeken, Division of Corporate Finance
Dear Ms. Goeken:
Re: File No. 0-14740, Form 20-F filed June 30, 2005

Thank you for your letter dated September 13, 2005. For the purposes of this cover letter we will respond using the numbering established in your letter.
1. The Company’s management team, affiliates and directors have special expertise in the areas of due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates revenue by providing these services. In Amendment No. 1 the “Item 5 Operating and Financial Review and Prospects” under ‘Overview’ and ‘Results of Operations’ has been amended. The text of the entire revised disclosure is reprinted below.
Overview
The Company‘s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. The Company’s management team, affiliates and directors have special expertise in the areas of due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed. Results can fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Results of Operations
The Company has shown modest losses for the past several years. These losses result largely from having little or no revenue, rather than having unusual expenses. This year the company elected to write down the value of its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, communication with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.
2. Our “Item 15 Controls and Procedures” were misstated. In Amendment No. 1 the Item 15 disclosure has been replaced in its entirety. The text of the revised disclosure is reprinted below.
Within the 90-day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the acting Chief Accounting Officer (“CAO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CAO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
The Company’s disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company’s management, and made known to the Company’s Chief Executive Officer and Chief Accounting Officer, including the period when this Annual Report on Form 20-F/A was prepared, as appropriate to allow timely decision regarding the required disclosure.
There have been no significant changes in the Company’s internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.
3. We will comply. In our Amendment No. 1 the Auditors’ Report of the former auditors dated February 10, 2004 is included in the exhibits;
4. Note 2(e) has been revised. The entire text for the revised note is reprinted below and is included in our Amendment No. 1
(e) Revenue recognition

The Company’s revenue in 2004 and 2003 consisted entirely of consulting fees earned for providing due diligence, financial analysis and corporate finance strategy to a company with a director in common. (See Note 5.)
Revenue is recognized when the requirements as to performance for transactions involving services are met, the amounts involved are determinable and collection is reasonably assured.
5. Note 7 has been expanded to include a reconciliation of Accounts Receivable. The entire text for the revised note is reprinted below and is included in our Amendment No. 1

	2004	2003
Accounts receivable per Balance Sheet	$52,398	$1,087
Reclassify receivable for sale of Investment	(30,000)	—

Sub-total	$22,398	$1,087
Accounts Receivable brought forward	1,087	110,918

Increase (Decrease) in Accounts receivable	$21,311	$(109,831)
Increase (Decrease) in Accounts payable and accrued liabilities	44,542	(70,605)

Net Increase in non cash working capital	$23,231	39,226

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings
•	SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust the above disclosure together with the filing of our Amendment No.1, filed concurrently, will resolve your comments. Please contact the undersigned if additional comments arise.
Sincerely,
INTERNATIONAL GEMINI TECHNOLOGY INC.
Edward D. Ford
Director